FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 26, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.838.723/0001-27

Publicly Held Company

ANNOUNCEMENT TO THE MARKET

The Management of BRF - Brasil Foods S.A., in accordance with CVM Instruction 358/02 and Article 157, Paragraph 4 of Federal Law 6,404/76 and in response to Official Letter CVM/SEP/GEA-2/N° 221/2011, informs that it has delivered a document to Indústria de Alimentos Nilza Ltda. in which it manifested its preliminary interest in discussing and negotiating the potential acquisition of the assets that comprise the long life milk processing and production unit of the company located in Ribeirão Preto, São Paulo. The indicative value of the potential acquisition of the unit is R$ 60 million.

Nilza’s unit in Ribeirão Preto has the capacity to produce 820,000 liters of UHT milk per day, as well as processed products that include cream cheese, butter, cheese and dairy beverages, which represents an attractive operational base in the state of São Paulo.

The document is non-binding, i.e. it has no immediate effect, and is conditional on a series of future and uncertain events. It is a simple manifestation of commercial interest.

The potential negotiation of the unit's acquisition is conditional on a series of legal and commercial matters, since Indústria de Alimentos Nilza filed for bankruptcy in January this year and is currently awaiting a ruling on the appeal that temporarily suspended the effects of said bankruptcy. If the bankruptcy is reversed by a court ruling, the realization of any acquisition by BRF of the unit will depend on commercial adjustments, legal and accounting audits and subsequent approval by the company’s committee of creditors.

São Paulo, May 25, 2011

Leopoldo Viriato Saboya
Chief Financial, Administrative and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 26, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director